Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Cancer Therapy & Research Center at The University of Texas Health
     Science Center and Oncolytics Biotech(R) Inc. Announce Multi-Trial
     Clinical Research Collaboration

     CALGARY, Feb. 4 /CNW/ - Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC,
NASDAQ:ONCY) and the Cancer Therapy & Research Center at The University of
Texas Health Science Center in San Antonio, (CTRC at UTHSCSA) announced a broad preclinical and clinical collaboration involving up to five, open-label,
Phase 2 studies exploring the use of REOLYSIN(R) in combination with chemotherapy for various cancer indications. These indications are expected to include melanoma, pancreatic cancer, squamous cell lung, liver and K-RAS mutated colorectal cancers in combination with standard chemotherapeutics.
This research program is in addition to Phase 2 trials in sarcoma and refractory head & neck cancers, sponsored by Oncolytics that are currently underway at this site.
     "As an NCI-designated cancer center, we give a very high priority to approaches that are likely to significantly improve the prognosis of patients with malignant diseases," said Dr Giles, Deputy Director of the CTRC at
UTHSCSA. "As Director of our Institute for Drug Development (IDD), I am
pleased to specifically dedicate IDD resources toward the further rapid investigation of REOLYSIN(R), an agent which is proving itself in the clinic."
     "We're excited that an institution of this caliber is investing in additional research opportunities for REOLYSIN(R)," said Dr. Karl Mettinger,
Chief Medical Officer of Oncolytics. "This comprehensive research program will explore additional opportunities for REOLYSIN(R) in cancer treatment, while allowing the Company to focus its resources on developing its pivotal program."

     About Oncolytics Biotech Inc.

     Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.
Oncolytics' clinical program includes a variety of Phase I and Phase II human trials using REOLYSIN(R), its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com

     About CTRC at UTHSCSA

     The CTRC at the UT Health Science Center serves more than 4.4 million people in the high-growth corridor of South and Central Texas, including San
Antonio, Austin, Laredo and the Rio Grande Valley. It handles more than
120,000 patient visits each year. The mission of the CTRC at the UT Health
Science Center is to promote interdisciplinary research in cancer-related areas of basic science, clinical research, and cancer prevention and control, and to foster the application of the results of that research in the community setting, especially in the South Texas community. The CTRC Institute for Drug
Development (IDD) is internationally recognized for conducting the largest oncology Phase I clinical research studies program in the world. In a Phase I research study, a new agent for cancer is tested in human patients for the first time. Fifteen of the cancer drugs most recently approved by the U.S.
Food and Drug Administration underwent development or testing at the IDD.

     This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.
Forward-looking statements, including the Company's expectations related to the CTRC at UTHSCSA-sponsored trials, and the Company's belief as to the potential of REOLYSIN(R) as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN(R) as a cancer treatment, the tolerability of REOLYSIN(R) outside a controlled test, the success and timely completion of clinical studies and trials, the
Company's ability to successfully commercialize REOLYSIN(R), uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. Information about CTRC at the UT Health Science
Center was provided by CTRC. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

     %SEDAR: 00013081E          %CIK: 0001130319

     /For further information: Oncolytics Biotech Inc.: Cathy Ward, 210, 1167
Kensington Cr NW, Calgary, Alberta, T2N 1X7, Tel: (403) 670-7377, Fax: (403)
283-0858, cathy.ward(at)oncolytics.ca; The Equicom Group: Nick Hurst, 325, 300
5th Ave. SW, Calgary, Alberta, T2P 3C4, Tel: (403) 538-4845, Fax: (403)
237-6916, nhurst(at)equicomgroup.com; The Investor Relations Group: Erika Moran,
11 Stone St, 3rd Floor, New York, NY, 10004, Tel: (212) 825-3210, Fax: (212)
825-3229, emoran(at)investorrelationsgroup.com/
     (ONC. ONCY)

CO:  Oncolytics Biotech Inc.

CNW 12:15e 04-FEB-09